LELAND REAL ESTATE COLLECTIVE INVESTMENT TRUST c/o
              ASB Capital Management, Inc.
               1101 Pennsylvania Avenue, N.W.
                          Suite 300
                    Washington, DC 20004


                       April 17, 2001




Via EDGAR

Securities and Exchange Commission
450 Fifth St. N.W.
Washington, DC

     Re:  Leland Real Estate Collective Investment Trust
          Notification of Registration on Form N-8A (File
          No. 811-09775) and Registration Statement on Form
          N-2 (File Nos. 333-94355 and 811-09775)

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Leland Real Estate Collective Investment Trust (the "Trust") is applying to withdraw the captioned notification of registration and registration statement, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on December 21, 1999 under the CIK number of Leland Funds, Inc. (File Nos. 811-09573 and 811-09737) and subsequently re-filed with the Commission under the Trust's CIK number on January 11, 2000.

    The Trust requests that the Registration Statement be withdrawn because the Trust has determined not to issue the securities for sale to the public as contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement, which has not been declared effective. Accordingly, the Trust respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable. The Trust has determined to withdraw the registration statements in light of the position of the staff not to proceed with comments on the registration statements until the Trust presented the staff with a written analysis setting forth the basis on which the Trust could be registered under the Acts. Because the Trust has not been established or commenced business, the Trust does not believe that it is required to file a Form N-8F to de register as an investment company under the Investment
Company Act of 1940, as amended.

     Please note that the Trust also requests withdrawal of the notification of registration on Form N-8A (File No. 811 09737) and the registration statement on Form N-2 (File No. 811-09573) that were inadvertently filed with the Commission by the Trust on December 21, 1999 under the CIK number of Leland Funds, Inc.

     Any questions or comments regarding this matter should
be directed to Cecelia A. Calaby of Shaw Pittman at (202)
663-8984.
                              Sincerely,
                              /s/ WALTER R. FATZINGER, JR.
                              Walter R. Fatzinger, Jr.
                              Director



cc:      Christian T. Sandoe, Division of Investment
Management (by facsimile)